Exhibit 99.1 Risk Factors

We have a history of operating losses and anticipate these losses for at least the next several years.

      We have incurred operating losses of $3,580,000 and $2,509,000 for the fiscal years ended December 31, 2000, and 1999, respectively. Our revenues may not continue to grow or even sustain current levels. We plan to continue to make significant investments to expand our Internet incubator operations. We may also make significant investments in businesses not engaged in Internet-related businesses. A substantial portion of these investments will be made before any significant revenue related to these expenditures may be realized.

We may have to take actions that are disruptive to our business strategy to avoid registration under the Investment Company Act of 1940.

      The Investment Company Act of 1940 requires registration for companies that are engaged primarily in the business of investing, reinvesting, owning, holding or trading in securities. A company may be deemed to be an investment company if it owns "investment securities" with a value exceeding 40% of the value of its total assets (excluding government securities and cash items) on an unconsolidated basis, unless an exemption or safe harbor applies. Securities issued by companies other than majority-owned subsidiaries are generally counted as investment securities for purposes of the Investment Company Act. Presently we are an inadvertent investment company because the value of the investments we made in 2000 exceeds 40 percent of our total assets. If these investments continue to exceed 40 percent of our total assets after August 13, 2001, then we may be required to register as an investment company.

      Registration as an investment company would subject us to restrictions that are inconsistent with our fundamental business strategy of equity growth through creating, building and operating interactive communications companies. We may have to take actions, including buying, refraining from buying, selling or refraining from selling securities, when we would otherwise not choose to in order to continue to avoid registration under the Investment Company Act.

We may be deemed to be a "Blank Check" company.

      Because we are not currently engaged in any substantive business activities, and our management has broad discretion with respect to the acquisition of assets, property or business, we may be deemed to be a "blank check" company. Although our management intends to apply substantially all of the proceeds that it may receive through the issuance of stock or debt to suitable investments and acquisitions, such proceeds will not otherwise be designated for any more specific purpose. We cannot assure you that any allocation of such proceeds will allow us to achieve our business objectives.

We may be subject to state restrictions on "Blank Check" companies.

      A total of 36 states prohibit or substantially restrict the registration and sale of "blank check" companies within their borders. Additionally, 36 states use "merit review powers" to exclude securities offerings from their borders in an effort to screen out offerings of highly dubious quality. We intend to comply fully with all state securities laws, and plans to take the steps necessary to ensure that any future offering of our securities is limited to those states in which such offerings are allowed. However, these legal restrictions may have a material adverse impact on our ability to raise capital because potential purchasers of our securities must be residents of states that permit the purchase of such securities. These restrictions may also limit or prohibit stockholders from reselling shares of our common stock within the borders of regulating states.

      By regulation or policy statement, eight states (Idaho, Maryland, Missouri, Nevada, New Mexico, Pennsylvania, Utah and Washington) place various restrictions on the sale or resale of equity securities of "blank check" or "blind pool" companies. These restrictions include, but are not limited to, heightened disclosure requirements, exclusion from "manual listing" registration exemptions for secondary trading privileges and outright prohibition of public offerings of such companies.

      Further, all states (with the exception of Alabama, Delaware, Florida, Hawaii, Illinois, Minnesota, Nebraska and New York) have adopted some form of the Small Corporate Offering Registration Exemption

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("SCOR") program, which permits an issuer to notify the Securities and Exchange
Commission of certain offerings registered in such states by filing a Form D under Regulation D of the Securities and Exchange Commission. States participating in the SCOR program also allow applications for registration of securities by qualification by filing a Form U-7 with the states' securities commissions. In most jurisdictions, "blank check" and "blind pool" companies are not eligible for participation in the SCOR program.

Because Our Assets Are Concentrated in a Few Internet Start-Up Companies, if the Value of These Companies Decreases, Our Stock Price May Fall.

      It is difficult to determine the fair market value of our investment interests in Fasturn, Inc., Weema Technologies, Inc., Telephone.corn, Inc., MeetChina.com, Inc., and e-Commerce Solutions, Inc. which account for a substantial portion of our assets. We believe that the fair market value of our interests in network companies often far exceeds the value at which they are recorded on our balance sheet. A decline in the value of one or more of the public or significant private companies in our Internet incubator would likely cause our stock price to fall.

Fluctuations in Our Quarterly Results are Likely and Could Cause Our Stock Price to Decline.

      Our results have varied widely in the past, and we expect that they will continue to vary significantly from quarter to quarter due to a number of factors, including:

      o fluctuations in the operating results of the companies in which we invest;

      o income, loss or amortization of goodwill resulting from our acquisition or divestiture of interests in our network companies or from acquisitions by our network companies, which will fluctuate as a result of the timing of any of these transactions;

      o gain or loss resulting under applicable accounting rules from initial public offerings, other financings, mergers or other changes in the capitalization of any of the companies in which we invest;

      o increase taxation resulting from our disposition of network company interests or from other extraordinary events; and

      o     cash charges relating to the exercise of stock options.

We may be unable to obtain maximum value for our Internet incubator activities.

      If were to divest all or part of the interests we hold in Internet-related companies, we might not receive maximum value for these positions. For companies with publicly-traded stock, we may be unable to sell our interests at then-quoted market prices, and, for public companies with thinly-traded stock, we may have to sell our interests gradually over time rather than in one or more large transactions. For those companies that do not have publicly-traded stock, the realizable value of our interests may ultimately prove to be lower than the carrying value currently reflected in our consolidated financial statements. Legal and other restrictions may also prevent us from disposing of interests in network companies when we would otherwise choose to do so.

      Our Internet incubator operations may not become profitable.

      We expect that our Internet incubator partner companies will be in the early stages of development and will have limited or no revenues. Because these companies, even if successful, typically generate significant losses while they grow, we do not expect our partner companies to generate income for the foreseeable future, and they may never generate income. Further, the income, if any, generated by partner companies will be offset by the losses of other partner companies. Moreover, our continuing acquisitions of interests in, and establishment of, early stage partner companies may further delay or prevent profitability. In addition, we expect our expenses to increase significantly as we develop the infrastructure necessary to implement our new business strategy.

      We may not be able to find suitable Internet-companies in which to invest.

      The success of our Internet incubator operation depends on our ability to identify opportunities to acquire interests in and to successfully negotiate the terms of any investments we make. We continuously seek to identify

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opportunities suitable for our business strategy. Our management may fail properly to identify partner companies in which to acquire interests or to establish and effectively complete these transactions.

      We face intense competition.

      We face intense competition from traditional venture capital firms, companies with business strategies similar to our own, corporate strategic investors and other capital. Competitors with business strategies similar to our own include publicly-held CMGI, Internet Capital Group and Safeguard Scientifics, Divine Interventures as well as Idealab! and other private companies. Many of our competitors have more experience identifying and acquiring interests in businesses and have greater financial and management resources, brand name recognition and industry contacts than we do. This intense competition could limit our opportunities to acquire interests in partner companies or force us to pay higher prices to acquire these interests, which would result in lower returns or losses on acquisitions. In addition, some of our competitors, including venture and corporate strategic investors, may have a competitive advantage over us because they have more flexibility in structuring acquisitions in partner companies as they do not need to acquire majority or controlling interests in companies to avoid regulation under the Investment Company Act of 1940.

      Future issuances of securities may dilute existing investors holdings.

      We may issue shares of our common stock or other equity securities convertible into our common stock, in the future to raise capital to carry out our Internet incubator and investment strategy. We may also issue these shares or convertible securities as consideration in acquisitions of interests of partner companies. These issuances may cause further dilution to our stockholders.

      Our common stock is subject to the penny stock regulations that may make it difficult for investors to sell the common stock they owe.

      The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Generally, penny stocks are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system). If our shares are traded for less than $5 per share, as they currently are, the shares will be subject to the SEC's penny stock rules unless (1) our net tangible assets exceed $5,000,000 during our first three years of continuous operations or $2,000,000 after our first three years of continuous operations; or (2) we have had average revenue of at least $6,000,000 for the last three years. We do not meet these requirements. As a result, market transactions in our shares are subject to the penny stock rules. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prescribed by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. As long as our shares are subject to the penny stock rules, the holders of our shares may find it difficult to sell our shares.